SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 4)

PetSmart, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

716768106

(CUSIP Number)

Marc Weingarten, Esq.
Eleazer Klein, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 18, 2014

(Date of Event Which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 716768106		SCHEDULE 13D/A

1	Name of Reporting Person JANA PARTNERS LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds AF

5	Check Box if Disclosure of Legal Proceeding Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 9,694,002

	8	Shared Voting Power 0

	9	Sole Dispositive Power 9,694,002

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Person 9,694,002

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) (see Item 5) 9.8%

14	Type of Reporting Person IA

CUSIP No. 716768106	SCHEDULE 13D/A

This Amendment No. 4 (“Amendment No. 4”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on July 3, 2014 (the “Original Schedule 13D”) as amended by Amendment No. 1 filed on July 29, 2014 (“Amendment No. 1”), Amendment No. 2 filed on August 4, 2014 (“Amendment No. 2”) and Amendment No. 3 filed on August 12, 2014 (“Amendment No. 3” and together with the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and this Amendment No. 4, the “Schedule 13D”) with respect to the shares (“Shares”) of common stock, par value $0.0001 per share, of PetSmart, Inc., a Delaware corporation (the “Issuer”).

Item 4.                                            Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On August 14, 2014, the Reporting Person received in the mail an anonymous, unsolicited package containing (a) a presentation prepared by the Issuer  (the “Presentation”) setting forth certain business plans relating to improving third and fourth quarter results and (b) a cover letter noting that the Issuer has missed internal projections and criticizing the Issuer’s actions including those described in the Presentation as not being in the long-term best interests of shareholders.  The Reporting Person believes that in the interest of full disclosure such materials should be shared with all shareholders.  However, given that certain portions of such materials may be deemed to be competitively sensitive, on August 18, 2014 the Reporting Person sent a copy of such materials to the Issuer, together with a letter (the “Letter”) asking the Issuer to promptly release such materials after redacting any such competitively sensitive information.  A copy of the Letter is attached to this Amendment No. 4 as Exhibit F.  The Reporting Person does not have any knowledge regarding who may have sent this material, and has not independently verified the authenticity of any statements made therein or the accuracy of any such statements.

Item 5.                                            Interest in Securities of the Company.

Paragraph (c) of Item 5 of the Schedule 13D is hereby amended and restated as follows:

(c) There have been no transactions in the Shares effected by the Reporting Person since the filing of Amendment No. 3.

Item 7.                                            Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is being amended and supplemented by the addition of the following:

Exhibit F: Letter dated August 18, 2014.

CUSIP No. 716768106	SCHEDULE 13D/A

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 18, 2014

JANA PARTNERS LLC

By:	/s/ Jennifer Fanjiang
Name:	Jennifer Fanjiang
Title:	General Counsel